Bally Total Fitness Holding Corporation
8700 West Bryn Mawr Avenue
Chicago, IL 60631
January 29, 2007
David R. Humphrey, Esq.
Branch Chief
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

Re:	Bally Total Fitness Holding Corporation
Form 10-K for the Year Ended December 31, 2005
Commission File Number 001-13997
Dear Mr. Humphrey:
This letter is in response to your comment letter dated January 8, 2007 on the above referenced filing. Our response is keyed to the numbered comments in your letter. We have repeated the subject comment preceding our response.
We acknowledge that the adequacy and accuracy of the disclosure in our filing is the responsibility of Bally Total Fitness Holding Corporation (“Bally” or the “Company”). We acknowledge that Staff comments or changes in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Bally also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Comment 1: Management’s Discussion and Analysis, Results of Operations, Comparison of the Years Ended December 31, 2005 and 2004, page 40
We note from your balance sheet and income statement presentations that, overall, your deferred revenue has declined from 2004 to 2005, but membership revenues year over year have increased. We also note your explanation here that average monthly revenues have increased. Please supplementally explain to us why such monthly averages have increased. Such explanation should fully address the apparent discrepancy between movements in deferred revenue balances and membership revenue, and should include changes in estimated total membership terms, rates, and any other relevant information.
Response:
The decrease in deferred revenue of $34.8 million and increase in membership revenue recognized of $27.9 million from 2004 to 2005 results primarily from changes in the mix of memberships sold, namely an increase in “pay-as-you-go” (or nonobligatory) new memberships versus our traditional multi-year obligatory membership plans. The increases in revenue described below have translated directly to increases in our average per-member revenue, since

David R. Humphrey, page 2
our average number of members has not significantly changed. In addition to the shift to nonobligatory membership programs, other factors also resulted in decreases in deferred revenue. The elimination of a credit card program in 2003 resulted in a decrease in 2005 deferred revenue related to accelerations of financed membership balances, as current levels of accelerations have been at lower levels. We also experienced increased revenue recognition due to adjustments of attrition estimates underlying our deferred revenue model since the attrition trend toward reduced terms of membership results in lower deferred revenue balance requirements.
A review of Note 11 of our financial statements illustrates the changes at work in our business model that have led to decreases in deferred revenue balances while revenue recognized has increased. Since the start of 2004, the Company has evolved its business model to originate a larger number of its memberships as nonobligatory memberships. The growth in nonobligatory memberships has been at the expense of our traditional multi-year obligatory financed membership plans. In 2005, the number of members joining under our obligatory financed plan decreased by approximately 74,000 members, while the number of members joining under nonobligatory plans increased by approximately 75,000 members. Nonobligatory membership programs generally only require deferred revenue accounting for the initial payment made upon origination. Since “pay-as-you-go” memberships include a level monthly payment stream throughout all periods of membership, the monthly payment on these nonobligatory memberships requires no deferral to accomplish the straight-line objective of our revenue accounting. In contrast, monthly payments made under our multi-year obligatory financed memberships require significant deferral of monthly payments due to the history of reduced renewal term monthly payments, in order to spread the higher levels of initial collection receipts to later periods when monthly payments are reduced. Initial payments made under nonobligatory plans are generally consistent with the down payments made on our financed plans, but because of the lower expected term of membership of nonobligatory members, is recognized earlier than down payments under obligatory membership plans.
The change in the mix of membership, with more of the membership in pay-as-you-go membership plans versus the traditional multi-year obligatory membership plans, may result in less predictability in future operating cash flows, particularly receipts of cash revenue, because of the relatively lower number of members under obligatory contracts than the Company has historically maintained.
The Company has expanded its MD&A disclosures in its most recent filings and we direct the Staff to page 38 of its Form 10-Q for the quarter ended September 30, 2006 for our most recent discussion of cash collections of membership revenue, membership mix and pricing. We will continue this expanded disclosure in future filings to provide the reader more insight into the Company’s membership revenues, changes in deferred revenue and cash collections, as well as describing the potential impact on predictability of future cash flows described above.
Comment 2: Management’s Discussion and Analysis, Results of Operations, Liquidity and Capital Resources, Table of Contractual Obligations, page 43
Please expand your explanation of your calculation of interest expense. Include the interest rate used in your calculation on any variable rate debt. If you have considered swap arrangements in calculating expense, please include the average interest rate used in your calculation.
Response:
The Company will expand its explanation of interest expense and the interest rate used in its calculation on any variable rate debt in future filings, which was disclosed in Note 10 of Notes to

David R. Humphrey, page 3
Consolidated Financial Statements on page F-20. The Company’s disclosure will also include, if appropriate, the average interest rate for its swaps in future filings.
Comment 3: Item 9A – Controls and Procedures, page 50
Supplementally provide us with an update of your progress on your remediation plan related to the eleven material weaknesses discussed in this section.
Response:
We call the Staff’s attention to the disclosure in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, Item 4. Controls and Procedures. The Company has devoted substantial effort and resources to strengthen its procedures and controls with respect to the material weakness discussed in Item 9A. Progress has been made in the Company’s control environment, including the hiring of additional and more experienced professional staff. There is significant remediation work in progress, although in many cases we do not believe we have accumulated sufficient evidence to support an assertion of remediation.
We are at the present time completing and preparing management’s assessment of internal controls over financial reporting as of December 31, 2006, and our Annual Report on Form 10-K for the year ended December 31, 2006 which will further update our remediation discussion. While assessment and testing is continuing as of the date of this response letter, we believe the assessment will reflect remediation of the following items:
•	Accounting for leases
o	Perform and document procedures to record rent expense on a straight-line basis over the lease term, when appropriate, and to record a related deferred rent obligation, in accordance with U.S. generally accepted accounting principles.

o	Perform procedures to periodically review the accounting for landlord incentives.
•	Accounting for accrued liabilities
o	Perform and document procedures to periodically evaluate liabilities related to the Company’s obligation to former members to refund member fees in a future period.

o	Perform and document a periodic assessment of the Company’s risk sharing obligation associated with its transfers of obligatory member payments to third parties.
•	Deficiencies in equity compensation monitoring and review procedures.
The Company cannot provide assurances that these material weaknesses will be remediated prior to the conclusion of its evaluation, or that it will not uncover additional material weaknesses.
The Company will continue its substantial efforts to remediate the remaining internal control weaknesses throughout 2007, with a goal of remediating a majority of the remaining internal control weaknesses by year-end 2007.
Comment 4: Consolidated Financial Statements, Consolidated Statements of Cash Flows, page F-6
Please note that borrowings and repayments of debt should be presented on a gross basis pursuant to SFAS 95. This comment also applies to your quarterly financial statements in your Form 10-Q filings.

David R. Humphrey, page 4
Response:
Borrowings and repayments of debt other than borrowings under the Company’s credit agreement are presented on a gross basis.
The Company’s credit agreement in place at December 31, 2005 provided for a term loan and a revolving credit facility. In its presentation of “net borrowings (repayments) under the credit agreement,” for 2005, the Company included a $1,750,000 pay down of the term loan in 2005 with the net increase in borrowings under the revolving credit facility of $35,000,000 in 2005. In its presentation of “net borrowings (repayments) under the credit agreement,” for 2004, the Company included a borrowing under the term loan of $175,000,000 with the net decrease in the revolving credit facility of $21,000,000.
The Company concurs that the inclusion of the term loan on a net basis is inconsistent with paragraphs 12 and 13 of SFAS 95, which provides that, for certain items, where the turnover is quick and the maturities short, “only the net changes during the period...need to be reported because knowledge of the gross receipts and payments related to them may not be necessary to understand the enterprise’s.... financing activities.” The Company will gross up the borrowings and repayments of the term loan in future filings.
Comment 5: Notes to Consolidated Financial Statements, Note 1 – Summary of Significant Accounting Policies, Revenue Recognition, page F-10
We note from your disclosure here that you receive “membership fees and monthly dues” from your members, and that membership revenue is recognized over the longer of the initial contract term or estimate total membership life. Please confirm to us that “membership fees” include the enrollment fee paid on some membership types offered by you, and clarify your disclosure in future filings to such effect. In this regard, we note you refer to “enrollment fees” in the Executive Summary of Business included in MD&A, but not in your accounting policy for revenue recognition on page F-10.
Response:
We confirm that “membership fees” include the enrollment fee paid on some membership types offered by Bally. In future filings, we will change our discussion in MD&A to conform to the terminology used in the discussion of our accounting policy for revenue recognition in Note 1.
Comment 6: Notes to Consolidated Financial Statements, Note 1 – Summary of Significant Accounting Policies, Revenue Recognition, page F-10
Supplementally explain the facts and circumstances surrounding the existence of membership lives of up to 360 months (30 years).
Response:
Our approach to estimating membership terms of our members was detailed for the Staff in our December 22, 2004 response to a September 9, 2004 comment letter related to our 2003 Annual Report on Form 10-K. Bally’s standard membership contract arrangement has for many years included both an amount of dues paid monthly and a corresponding membership fee that is either paid monthly on an obligatory basis over three years, or paid in full as an initial payment, followed in subsequent renewal periods by substantially discounted nonobligatory monthly payments to continue to maintain membership. As a result of the existence of the discounted renewal payments as compared to initial monthly payments, in meeting the straight-line objective of revenue recognition for initial fees such as our membership fees, it was necessary to create a deferred revenue model, in which we make estimates of ultimate membership terms in order to

David R. Humphrey, page 5
place new originated membership contracts into attrition group pools. These estimates are made on an aggregate basis, based on historical estimates of membership term.
Membership offers made by the Company in prior periods have had an influence on historical term lengths. Specifically, deeply discounted monthly or annual payments, including guaranteed no-increase renewal rates, have resulted in membership terms that may appear overly long when compared to other customer relationship terms in other industries. Also contributing to the long duration of our membership base is the fact that many of our clubs have been in operation for several decades. As a result, we have actual experience through these years that would be unavailable to a newer health club operator. Just under half of our members are within the first three years of membership, while approximately 67% are within the first eight years of membership. Approximately 7% of our members have been members for over 20 years, while 1% have maintained membership for over 30 years.
We will expand our disclosure in future filings to indicate that while estimates of membership life for purposes of revenue recognition range up to three hundred sixty months, for most of our members the membership term is substantially shorter and we will include appropriate examples (e.g. approximately X% of our members at December 31, 2006 had been members for three years or less).
Comment 7: Notes to Consolidated Financial Statements, Note 15 – Stock Plans, page F-28
We note from your disclosure on page F-28 that all of the options granted under the Director’s Plan prior to May 4, 2005 became exercisable for a period of 90 days on May 4, 2005 due to a change in control event. Supplementally explain to us how this acceleration of vesting impacted your accounting treatment of such options.
Response:
Prior to the adoption by the Company of SFAS No. 123R (revised 2004), “Share-Based Payment,” on January 1, 2006, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation, and interpretation of APB No. 25,” (“FIN No. 44”) to account for its fixed stock options granted to employees and non-employee members of the Board of Directors. Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price of the stock option. The options granted under the Director’s Plan were granted at the current market price at the date of grant. As allowed by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company elected to continue to apply the intrinsic value-base method of accounting described above, and adopted only the disclosure requirements of SFAS No. 123. Accordingly, no compensation cost for stock options granted under the Directors’ Plan was recognized in the income statement for 2005. Pursuant to the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, the Company provided in Note 1 the pro forma effect on net loss attributable to common stock holders if the fair value-based method had been applied to all outstanding and unvested awards in each period.

David R. Humphrey, page 6
The following table is provided as supplemental information regarding the Directors’ options as discussed on page F-28:

DIRECTORS’ PLAN OPTIONS OUTSTANDING MAY 4, 2005
		(A)	(B)	(A) * (B)
Grant Date	Vested Date	Options	Fair Value	Total

1/9/1998	1/19/2001	15,000	$14.91	$223,650
12/5/2000	12/5/2003	15,000	$16.72	250,800
9/20/2001	9/20/2004	15,000	$11.00	165,000
4/14/2003	4/14/2006	5,000	$2.71	13,550
5/5/2004	5/5/2007	5,000	$2.18	10,900
12/16/2004	12/16/2007	5,000	$1.94	9,700

		60,000		$673,600

Unrecognized amount ninety days after May 4, 2005:				$17,419

In determining the pro forma effect on net loss attributable to common stockholders of the Directors’ Options for disclosure in Note 1, the Company did not accelerate the vesting of these options but instead treated the 60,000 director options as forfeited 90 days after May 4, 2005. Had the Company accelerated the vesting, recording the remaining unrecognized compensation expense would have increased the pro forma net loss for 2005 by $17,000, from a loss of $11,657,000 to a loss of $11,674,000. Acceleration would not have impacted pro forma earnings per share for any period.
Comment 8: Notes to Consolidated Financial Statements, Note 15 – Stock Plans, page F-28
We note that restricted stock awards to Mr. Toback and Mr. Morgan were modified in August 2004 and January 2005, respectively. Supplementally explain to us how you recorded the tax gross-up payment granted as a result of such modification.
Response:
Prior to the adoption by the Company of SFAS No. 123R on January 1, 2006, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method of accounting prescribed by APB 25 and related interpretations including FIN No. 44 to account for its restricted stock. Terms on the lapse of restrictions on the restricted stock issued in 2002 and 2003 are included in Note 15, page F-31. In general, the Company had time-based awards and performance awards.
As disclosed in Note 15 on page F-29, the restricted stock awards to Paul A. Toback and Harold Morgan were modified as of August 24, 2004 and January 1, 2005, respectively, by the employment agreements entered into with such individuals, granting a gross-up lump-sum cash payment for Federal, state and local income and FICA taxes imposed in connection with any stock award, including restricted stock awards.
Effective August 2004 for Mr. Toback and January 2005 for Mr. Morgan, the modified time-based awards were accounted for under APB No. 25 pursuant to paragraph 62 of FIN No. 44, which states “if a stock option or award is modified such that a new measurement of compensation cost or variable accounting is required, the remaining unrecognized original

David R. Humphrey, page 7
intrinsic value, if any, plus an additional compensation cost measured under paragraph 61(b) shall be recognized over the remaining vesting (service) period, if any.” Accordingly, the Company, effective with the applicable modification date, began recognizing in the statements of operations additional compensation costs for the tax gross up for the additional cash payment (as defined in the preceding paragraph) to be made to Messrs. Toback and Morgan. The cost was recognized, until the change in control, over the remaining vesting service period. As a result of the change in control on May 4, 2005 (as disclosed on pages F-28, 73 and 74), the restrictions applicable to these time-based restricted shares lapsed and the associated remaining compensation, including the remaining tax gross up, was accelerated and recorded in the Company’s statement of operations during the quarter ended June 30, 2005. In addition, as a result of the change in control, compensation, including the tax gross up, was recorded on the performance awards on the applicable date of the change in control.
The total tax gross up recorded from the applicable modification date, as disclosed on page 69, was $1,135,418.
Comment 9: Notes to Consolidated Financial Statements, Note 15 – Stock Plans, page F-28
We note from the table of stock option activity related to the Director’s Incentive, and Inducement Plans, that, over the three years presented, there appear to be significant forfeitures of high exercise price options, and significant grants of options at the current market value, a significantly lower value than those options forfeited. Supplementally provide us with the forfeiture/grant cycle information for individuals receiving grants within 6 months before or after cancellation of options with similar terms. Include in your response whether such forfeitures were the result of expiration of such options or whether these options were prematurely cancelled. We may have further comment on your response.
Response:
All forfeitures during the periods presented resulted from employee terminations. No options either expired or were prematurely cancelled. Since the forfeitures resulted from terminations, no individuals received grants within 6 months after forfeiture.
We have provided as Appendix 1 to this response letter the forfeiture/grant cycle for individuals receiving grants within 6 months before forfeiture. If an individual received a grant within 6 months before forfeiture, we have included all grants to that individual, including grants more than 6 months before forfeiture. None of the individuals reported in Appendix 1 were executive officers of the Company.
Comment 10: Notes to Consolidated Financial Statements, Note 19 – Subsequent Events, Sale of Crunch Fitness, page F-37
We note from your disclosure here that you have recorded $600,000 for the fair value of the remaining liabilities associated with the sale of Crunch Fitness, and that this value was determined through “independent third party valuation.” Please either name such third party or remove the reference thereto in future filings. Please note that, should your Form 10-K be incorporated into any registration statement, your will need to name and file a consent from such third party should their valuation continue to be referenced.
Response:
The Company will remove the reference to an “independent third party valuation” in future filings.

David R. Humphrey, page 8
Comment 11: Notes to Consolidated Financial Statements, Note 19 – Subsequent Events, Sale of Crunch Fitness, page F-37
As a related matter, supplementally explain to us how the recorded liability was determined. Specifically address why the “fair value” was significantly less than the stated value of the liability retained. We may have further comment on your response.
Response:
The Company accounts for guarantees in accordance with the valuation requirements of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). Under FIN 45, the guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. The analysis and assumptions included a review of financial projections for the subject properties, an estimation of the probability of renewal associated with each subject property that provides the buyer with a lease renewal option, and the probability of default by the buyer. In addition, the analysis included the cash flow impact of the Letter of Credit provided by the buyer and an estimation of the present value of the expected cash flows likely required under the guarantees under various default scenarios. Based on these analyses, the Company concluded that the fair value of the contingent liability represented by Bally guarantees of lease obligations related to the subject properties was $600,000. As noted in FIN 45, a guarantee “obligates the guarantor in two respects: (a) the guarantor undertakes a noncontingent obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur and (b) the guarantor undertakes a contingent obligation to make a future sacrifice—to make future payments—if those triggering events or conditions occur.” Further, in paragraph A45, it notes that the fair value of the guarantee should not be confused with “the maximum total amount that could potentially be paid under a guarantee.” While all the factors noted above were important to our analysis, the probability of buyer default is the most critical factor resulting in a fair value less than the stated value of the liability retained.
Comment 12: Notes to Consolidated Financial Statements, Note 19 – Subsequent Events, Credit Agreement Waiver and Consent Solicitation, page F-38
We note that you have several outstanding debt issuances for which you have obtained covenant waivers and extensions. We also note that you have provided, in exchange for such waivers, payments in cash and stock that you have classified as “fees” and “deferred financing charges.” It is unclear from your current disclosure how such classification between categories was determined. It is also unclear what methodology you employed in valuing the common stock exchange in each of these instances. Please provide us, in tabular form, a summary of each waiver obtained by debt issuance. This table should provide the name of such debt issuance, type of non-compliance, date non-compliance was noted, date waiver was obtained, consideration paid (both in cash and stock) for such waiver, how such consideration was categorized (fee versus deferred financing charges), valued, and recorded, and the term such waiver covers. This table should cover all years for which financial statements are presented. We may have further comment on your response.
Response:
The reference in the subsequent event note to fees was for the cash paid by Bally for the consents. All of the payments in cash and stock were recorded as deferred financing charges. We will clarify this statement in future filings.
The common stock was valued at the closing price of the stock on the date the waiver was granted. With respect to the 232,000 shares issued to the solicitation agent (page F-23), the stock

David R. Humphrey, page 9
was valued at the closing price of the stock on the date the Board of Directors approved the issuance.
We have provided as Appendix 2 to this response letter a summary of each waiver obtained by debt issuance.
In determining the accounting for the waivers as detailed in Appendix 2, the Company utilized the guidance provided in EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” and EITF 98-14, “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements.”
Comment 13: Notes to Consolidated Financial Statements, Note 19 – Subsequent Events, Credit Agreement Waiver and Consent Solicitation, page F-38
As a related matter, please consider including such a table with footnote disclosure, as necessary, in your financial statement disclosure for clarity due to the number of different debt instruments outstanding and waivers obtained.
Response:
As discussed during our telephone conversation on January 22, 2007, in conjunction with our 2006 Form 10-K preparation we will review the narrative disclosures with respect to the various waivers and consents in MD&A and the financial statement footnotes so that the discussion is more concise, clearer and descriptive of the consideration paid. As part of that review, we will consider whether including a chart containing some of the material information set forth in Appendix 2 would provide the reader with further clarity. Finally, as we discussed, we will also consider adding an overview discussing liquidity near the front of MD&A.
****************************

David R. Humphrey, page 10
Please contact me at 773-864-6845 or Marc D. Bassewitz at 773-399-7606 if you have any question regarding our responses.
Sincerely,
/s/ Ronald G. Eidell
Ronald G. Eidell
Senior Vice-President and
Chief Financial Officer

David R. Humphrey, page 11
Index of Appendices

Appendix 1	Stock Option Table—Individuals Receiving Grants 6 Months Before Forfeiture
Appendix 2	Tabular presentation of waivers obtained by debt issuance.

APPENDIX 1
BALLY TOTAL FITNESS HOLDING CORPORATION
STOCK OPTIONS GRANTED 6 MONTHS BEFORE CANCELLATION OF OPTIONS

		Forfeiture		Grant	Options	Option	Options	Forfeiture
	Grant Date	Date	Plan ID	Type	Granted	Price	Outstanding	Reason
Individual Employee 1
	11/21/1997	2/25/1999	04	Non-Qualified	200	$17.56	0	Employee Termination
	9/15/1998	2/25/1999	04	Non-Qualified	250	$18.50	0	Employee Termination
Individual Employee 2
	12/7/1999	5/17/2000	04	Non-Qualified	2,500	$27.31	0	Employee Termination
Individual Employee 3
	7/29/2004	7/13/2005	04	Non-Qualified	20,000	$5.07	0	Employee Termination
	3/8/2005	7/13/2005	04	Non-Qualified	4,000	$4.21	0	Employee Termination
Individual Employee 4
	11/21/1997	2/11/1999	04	Non-Qualified	200	$17.56	0	Employee Termination
	9/15/1998	2/11/1999	04	Non-Qualified	250	$18.50	0	Employee Termination
Individual Employee 5
	1/17/2002	6/29/2002	04	Non-Qualified	200	$21.76	0	Employee Termination
Individual Employee 6
	11/21/1997	2/2/2004	04	Non-Qualified	10,000	$17.56	0	Employee Termination
	9/15/1998	2/2/2004	04	Non-Qualified	2,500	$18.50	0	Employee Termination
	9/21/1999	2/2/2004	04	Non-Qualified	4,000	$32.94	0	Employee Termination
	12/5/2000	2/2/2004	04	Non-Qualified	6,000	$27.94	0	Employee Termination
	9/20/2001	2/2/2004	04	Non-Qualified	5,000	$20.20	0	Employee Termination
	5/15/2003	11/4/2003	04	Non-Qualified	5,000	$6.04	0	Employee Termination
Individual Employee 7
	9/21/1999	1/27/2002	04	Non-Qualified	750	$32.94	0	Employee Termination
	12/5/2000	1/27/2002	04	Non-Qualified	250	$27.94	0	Employee Termination
	9/20/2001	1/27/2002	04	Non-Qualified	250	$20.20	0	Employee Termination
Individual Employee 8
	2/28/1996	12/10/1999	04	Non-Qualified	440	$4.13	0	Employee Termination
	11/21/1997	12/10/1999	04	Non-Qualified	1,500	$17.56	0	Employee Termination
	9/15/1998	12/10/1999	04	Non-Qualified	1,000	$18.50	0	Employee Termination
	9/21/1999	12/10/1999	04	Non-Qualified	1,000	$32.94	0	Employee Termination
Individual Employee 9
	2/28/1996	2/11/2002	04	Non-Qualified	440	$4.13	0	Employee Termination
	9/21/1999	2/11/2002	04	Non-Qualified	1,000	$32.94	0	Employee Termination
	12/5/2000	2/11/2002	04	Non-Qualified	350	$27.94	0	Employee Termination
	9/20/2001	2/11/2002	04	Non-Qualified	350	$20.20	0	Employee Termination
Individual Employee 10
	9/20/2001	7/21/2005	04	Non-Qualified	7,500	$20.20	0	Employee Termination
	12/5/2001	7/21/2005	04	Non-Qualified	7,500	$20.30	0	Employee Termination
	5/15/2003	7/21/2005	04	Non-Qualified	10,000	$6.04	0	Employee Termination
	10/30/2003	7/21/2005	04	Non-Qualified	15,000	$7.00	0	Employee Termination
	3/8/2005	7/21/2005	04	Non-Qualified	25,000	$4.21	0	Employee Termination
Individual Employee 11
	11/21/1997	2/12/1999	04	Non-Qualified	250	$17.56	0	Employee Termination
	9/15/1998	2/12/1999	04	Non-Qualified	250	$18.50	0	Employee Termination
Individual Employee 12
	2/28/1996	8/1/1996	04	Non-Qualified	5,000	$4.13	0	Employee Termination
Individual Employee 13
	9/15/1998	12/14/1998	04	Non-Qualified	250	$18.50	0	Employee Termination
Individual Employee 14
	1/17/2002	6/15/2002	04	Non-Qualified	400	$21.76	0	Employee Termination
Individual Employee 15
	9/21/1999	5/15/2001	04	Non-Qualified	750	$32.94	0	Employee Termination
	12/5/2000	5/15/2001	04	Non-Qualified	250	$27.94	0	Employee Termination
Individual Employee 16
	1/17/2002	5/29/2002	04	Non-Qualified	600	$21.76	0	Employee Termination
Individual Employee 17
	9/15/1998	3/4/1999	04	Non-Qualified	250	$18.50	0	Employee Termination
Individual Employee 18
	12/5/2000	1/28/2002	04	Non-Qualified	1,500	$27.94	0	Employee Termination
	9/20/2001	1/28/2002	04	Non-Qualified	1,000	$20.20	0	Employee Termination
Individual Employee 19
	9/21/1999	4/25/2001	04	Non-Qualified	250	$32.94	0	Employee Termination
	12/5/2000	4/25/2001	04	Non-Qualified	500	$27.94	0	Employee Termination
Individual Employee 20
	1/17/2002	6/5/2002	04	Non-Qualified	200	$21.76	0	Employee Termination
Individual Employee 21
	2/28/1996	12/10/1999	04	Non-Qualified	5,000	$4.13	0	Employee Termination
	8/6/1997	12/10/1999	04	Non-Qualified	2,500	$12.00	0	Employee Termination
	11/21/1997	12/10/1999	04	Non-Qualified	2,000	$17.56	0	Employee Termination
	9/15/1998	12/10/1999	04	Non-Qualified	2,000	$18.50	0	Employee Termination
	9/21/1999	12/10/1999	04	Non-Qualified	1,500	$32.94	0	Employee Termination

BALLY TOTAL FITNESS HOLDING CORPORATION	APPENDIX 2
TABULAR PRESENTATION OF WAIVERS

		Date											Deferred	Unamortized
		Noncompliance	Date Waiver	Common Stock									Financing	Balance At	Waiver
Debt Issue	Reason for Waiver	Determined	Obtained	Shares	FMV Date	Stock Price	FMV		Cash		Total		Costs	Dec 31, 2005	Term
Revolver and Term	Extend cross default period	N/A	June 23, 2006						$542,618		$542,618		$542,618	N/A	April 15, 2007 (1)
Senior Notes	Failure to timely file	March 14, 2006	April 10, 2006	863,819	April 10, 2006	$8.94	$7,722,542		386,670	(2)	8,109,212		8,109,212	N/A	2005 10-K to July 10, 2006 Q1 10-Q to July 10, 2006 Q2 10-Q to September 11, 2006
Senior Subordinated Notes	Failure to timely file	March 14, 2006	April 10, 2006	1,092,376	April 10, 2006	8.94	9,765,841		387,550	(2)	10,153,391		10,153,391	N/A	2005 10-K to July 10, 2006 Q1 10-Q to July 10, 2006 Q2 10-Q to September 11, 2006
Term	Failure to timely file	March 30, 2006	March 30, 2006						1,441,770		1,441,770	(3)	1,441,770	N/A	2005 financials to July 10, 2006 Q1 2006 financials to July 10, 2006 Q2 2006 financials to September 11, 2006
Revolver	Failure to timely file	March 30, 2006	March 30, 2006						1,001,908		1,001,908	(3)	1,001,908	N/A	2005 financials to July 10, 2006 Q1 2006 financials to July 10, 2006 Q2 2006 financials to September 11, 2006
Senior Subordinated Notes	Failure to timely file	July 13, 2005	November 1, 2005	464,773	November 1, 2005	5.85	2,718,922	(4)	1,432,600		4,151,522		4,151,522	$3,591,920	2004 10-K to November 30, 2005
Senior and Senior Subordinated	Failure to timely file	July 13, 2005	November 1, 2005	232,000	November 7, 2005	6.59	1,528,880	(5)	0		1,528,880		1,528,880	1,361,571	N/A
Senior Notes	Failure to timely file	July 13, 2005	August 30, 2005						3,433,050		3,433,050		3,433,050	3,253,493	2004 10-K to November 30, 2005
Senior Subordinated Notes	Failure to timely file	July 13, 2005	August 24, 2005	1,438,427	August 24, 2005	3.25	4,674,888	(4)	0		4,674,888		4,674,888	3,926,906	2004 10-K to November 30, 2005
Revolver and Term	Amend indentures and extend cross default	N/A	August 24, 2005						2,616,811		2,616,811		2,616,811	2,093,449	April 15, 2007 (1)
Revolver and Term	Extend cross default	N/A	August 9, 2005						377,000		377,000		377,000	301,600	August 31, 2005
Revolver and Term	Potential financial covenant violation	December 31, 2004	March 31, 2005						1,094,398		1,094,398		1,094,398	673,475	April 15, 2007 (1)
Senior Notes	Failure to timely file	August 9, 2004	December 7, 2004						2,460,580		2,460,580	(6)	2,460,580	—	2004 10-K to July 31, 2005
Senior Subordinated Notes	Failure to timely file	August 9, 2004	December 7, 2004						2,484,240		2,484,240	(6)	2,484,240	1,740,924	2004 10-K to July 31, 2005
Revolver	Potential financial covenant violation	December 31, 2003	March 5, 2004						325,000		325,000		325,000	136,842	April 15, 2007 (1)

				4,091,395			$26,411,073		$17,441,577		$44,395,268		$44,395,269	$17,080,180

Notes:

(1)	Anticipated maturity date of revolving credit and term loan facilities at time of filing; entire facility replaced in October 2006.

(2)	The Company paid cash of $774,000 and received a refund of cash of approximately $5,000, for a net of $769.

(3)	Total cash fees paid to lender of $2,474,000 (as disclosed in Form 10-K), less $31,000 refund of fees.

(4)	Total of $7,394,000 as disclosed on page F-23 of Form 10-K.

(5)	Payment of fee to solicitation agent in shares of common stock. Valued at date of Board of Directors approval of issuance.

(6)	Total of $4,945,000 includes $265,000 arrangement fee and $4,680,000 paid to noteholders ($2,340,000 in each of 2004 and 2005).
The table does not include consents obtained in August and September 2004 from Revolver and Term lenders to deliver financial statements for the quarter ending June 30, 2004 and the months ending July 31, 2004 and August 31, 2004 on or before September 30, 2004 and November 1, 2004, respectively. There were no payments required for these consents.